Notice of Cancellation

Addressor :

Blue Marble Media Corp.

5836 S. Pecos Rd., Ste. 104, Las Vegas, Nevada 89120

Lee, Jai Woo

Addressee :

Blue Cree CO., Ltd.

Gwonhun Bldg. 37, Nonhyeon-dong, Gangnam-gu, Seoul, Korea 135-010

Yang, Jin Kyung

Notice is hereby given that the agreement and plan of acquisition between Blue Marble Media Corp. (“BMM”) and Blue Cree Co. Ltd (“BCC”) is cancelled on December 30, 2010 by the mutual consents of the Boards of Directors of BMM and of BCC due to a lack of working capital from both parties.

Blue Marble Media Corp.

Dated: December 30, 2010

By  /s/ Jim Kyung Yang

Jin Kyung Yang, President and Director

By  /s/ Jai Lee

Jai Lee, Chairman and Director